United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Vale signs US$ 3 billion revolving credit facility

Rio de Janeiro, December 26th, 2019 — Vale SA (“Vale”) announces that it has successfully completed a US$ 3 billion syndicated revolving credit facility, which will be available for five years.

The revolving credit line was arranged by a banking syndicate comprised of 16 global banks led by Citigroup, Crédit Agricole, MUFG e Sumitomo Mitsui Banking Corporation. The syndicate also includes the following banks: Bank of China, Bank of Montreal, Mizuho, The Bank of Nova Scotia, JP Morgan, Royal Bank of Canada, HSBC, The Toronto-Dominion Bank, Bank of America, Barclays, Standard Chartered and Banco do Brasil.

This revolving credit facility will replace the US$ 3 billion line that was signed in 2015 with five years availability, which will be cancelled. Therefore, the total available amount in revolving credit facilities remains at US$ 5 billion, as Vale already have an existing agreement for US$ 2 billion. These facilities are liquidity sources for Vale and some of its wholly-owned subsidiaries and could be drawn at any time throughout the life of the facilities (US$ 2 billion until 2022 and US$ 3 billion until 2024).

The revolving credit line works as buffer and allows more efficient cash management, consistent with Vale’s strategic focus on cost of capital reduction.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 26, 2019		Director of Investor Relations